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January 25, 2013

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Kimberly Browning

Re:	Security Income Fund (File Nos. 002-38414 and 811-02120) (the “Registrant”)

Dear Ms. Browning:

We wish to respond by this letter to comments of the U.S. Securities and Exchange Commission (“SEC”) staff on Post-Effective Amendment No. 109 to the registration statement of the Registrant filed pursuant to Rule 485(a)(1) under the Securities Act of 1933 (“1933 Act”) on November 29, 2012 relating to its underlying series, Floating Rate Strategies Fund, High Yield Fund, Investment Grade Bond Fund, Macro Opportunities Fund, Municipal Income Fund and Total Return Bond Fund (each, a “Fund” and together, the “Funds”). The SEC staff’s comments were conveyed via a telephone conversation between you and Stephen Cohen of Dechert LLP on January 11, 2013. Throughout this letter, capitalized terms have the same meaning as in the filing, unless otherwise noted. A summary of the SEC staff’s comments, followed by the responses of the Registrant, is set forth below:

General Comments

1. Representations

Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Registrant and its management are in possession of all facts relating to the Registrant’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Registrant acknowledging that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

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•	staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Response: We make the following representations:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filing; and

•	the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws.

Comments Relating to the Prospectus

2. Fees and Expenses of the Funds – All Funds

a.	Comment: In the “Fees and Expenses of the Fund” sections, if a Fund invests in other investment vehicles, please confirm that the Fund does not have any acquired fund fees and expenses (“AFFE”) in excess of one basis point as per Instruction
3(f)(i) to Item 3 of Form N-1A.

Response: The Macro Opportunities Fund has included AFFE in the amount of one basis point in the fee table. We confirm that the other Funds have not incurred AFFE in excess of one basis point.

b.	Comment: To the extent that the interest expenses relating to a Fund’s short selling activity and/or borrowing transactions materially affect the Fund’s “Other Expenses,” please subdivide the “Other Expenses” caption to identify the corresponding interest expenses.

Response: We confirm that we will include interest expenses incurred in connection with short selling activity and/or borrowing transactions in a separate line entitled “Dividend and Interest Expenses” if such expenses are material.

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c.	Comment: Please remove the reference that the recoupment rights of the adviser survive in the event the adviser relationship is terminated.

Response: We note that the right to recoup arises by contract between each Fund and the Investment Manager. Should the Investment Manager be replaced and no longer serve as the investment adviser to the Fund, the issue of whether it would exercise its right to recoupment would likely be subject to consideration by all parties, including the Board of the Registrant as well as the new investment adviser. We also note that the ability of the Investment Manager to recoup would be properly disclosed in all relevant disclosures to shareholders (e.g., proxy statement, if any, and registration statement). In light of the foregoing, the Registrant has not revised the disclosure.

3. Principal Investment Strategies – All Funds

a.	Comment: Please confirm that the disclosures in the “Principal Investment Strategies” sections reflect the Funds’ principal investment strategies. To the extent that there are any non-principal investment strategies for a Fund, please do not disclose them in the “Principal Investment Strategies” section of the Prospectus.

Response: The Registrant has reviewed the “Principal Investment Strategies” sections and confirms it believes that the Funds’ principal investment strategies are properly disclosed.

b.	Comment: Please refrain from using generalities and open-ended terms and phrases (e.g., “including,” “such as,” “without limitation,” and “but not limited to”) in the descriptions of the principal investments and update the Funds’ principal investment strategies to describe with specificity the principal investments and strategies the Funds will use.

Response: The Registrant has considered the requested changes and modified the disclosure when deemed appropriate.

c.	Comment: Please disclose with specificity the types of restricted securities in which the Funds may invest. For example, the disclosure for the Floating Rate Strategies Fund states “restricted securities (including securities originally issued in reliance on Rule 144A and Regulation S securities).” If Rule 144A and Regulation S securities are the only types of restricted securities in which the Floating Rate Strategies Fund may principally invest, please change to the disclosure to read “restricted securities (consisting of securities originally issued in reliance on Rule 144A and Regulation S securities).” (Emphasis added).

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Response: The Registrant has revised the disclosure as requested.

d.	Comment: With respect to investments in derivatives, please provide additional detail regarding the credit derivatives instruments in which a Fund may principally invest.

Response: The Registrant has reviewed the disclosures and clarified the types of derivatives in which a Fund may principally invest when necessary.

e.	Comment: Please confirm that the “Principal Investment Strategies” reflect the types of issuers in which a Fund may invest. For example, if a Fund principally invests in U.S. government agencies and instrumentalities, please include a list of such agencies and instrumentalities, because such agencies and instrumentalities may not be backed by the full faith and credit of the U.S. government.

Response: The Registrant has reviewed the disclosures and has noted that certain investments in U.S. government agencies and instrumentalities include those that are not backed by the full faith and credit of the U.S. government. In addition, as discussed below, the Registrant has included a new Item 9 risk entitled “U.S. Government Securities Risk.”

f.	Comment: Please confirm that a Fund will segregate its assets for total return swaps consistent with Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (Apr. 18, 1979) (“Release 10666”). Please acknowledge that the Registrant is familiar with Use of Derivatives by Investment Companies under the Investment Company Act of 1940, Investment Company Act Release No. 29776 (Aug. 31, 2011) (the “Derivatives Concept Release”) and that the SEC may issue definitive guidance in the future.

Response: The Registrant has reviewed the disclosures and confirms that each Fund segregates its assets consistent with Release 10666. The Registrant acknowledges that it is familiar with the Derivatives Concept Release and that the SEC may issue definitive guidance in the future.

g.	Comment: Please confirm that the Prospectus discloses the types of securities into which convertible securities will convert.

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Response: As disclosed under “Convertible Securities Risk,” the Prospectus currently explains that the convertible securities in which a Fund may invest are “generally preferred stocks and other securities, including fixed income securities and warrants that are convertible into or exercisable for common stock.”

h.	Comment: To the extent a Fund will borrow for investment purposes, please disclose the maximum amount of borrowing in which the Fund will engage.

Response: The Registrant has revised the “Principal Investment Strategies” disclosure to state that a Fund may borrow for investment purposes to the extent permitted under applicable law. In addition, the Registrant has clarified the Item 9 disclosure under “Leverage Risk” to state that applicable law limits a Fund from borrowing in an amount that exceeds 33 1/3% of its total assets.

i.	Comment: To the extent a Fund will sell securities short, please disclose the maximum amount of short selling in which the Fund will engage.

Response: The Registrant notes that the Prospectus currently states that a Fund may engage in short sales without limit and, therefore, no change was made in response to this comment.

4. Principal Risks – All Funds

a.	Comment: Please confirm that the risks disclosed in the “Principal Risks” sections are the principal risks for each Fund based on the principal investment strategies of the Fund.

Response: The Registrant confirms that the risks disclosed in the “Principal Risks” section for each Fund are believed to be the principal risks for the Fund based on the Fund’s principal investment strategies.

c.	Comment: The SEC staff notes that certain Funds invest in U.S. government securities, including agencies and instrumentalities. To the extent that a Fund invests in securities that are not backed by the full faith and credit of the U.S. government, please include applicable risk disclosure. Such disclosure may be included in the Fund’s Item 9 disclosure.

Response: The Registrant has added the following disclosure as part of the Item 9 disclosure:

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U.S. Government Securities Risk

Different types of U.S. government securities have different relative levels of credit risk depending on the nature of the particular government support for that security. U.S. government securities may be supported by: (i) the full faith and credit of the U.S.; (ii) the ability of the issuer to borrow from the U.S. Treasury; (iii) the credit of the issuing agency, instrumentality or government-sponsored entity; (iv) pools of assets (e.g., mortgage-backed securities); or (v) the U.S. in some other way. In some cases, there may even the risk of default. For certain agency issued securities, there is no guarantee the U.S. government will support the agency if it is unable to meet its obligations. Further, the U.S. government and its agencies and instrumentalities do not guarantee the market value of their securities and, as a result, the value of such securities will fluctuate and are subject to investment risks.

5. Comments Specific to the Floating Rate Strategies Fund

a.	Comment: In the last sentence of the third paragraph in the “Principal Investment Strategies” section, please clarify the phrase “companies with substantial real estate investments.”

Response: The Registrant has removed the phrase.

6. Comments Specific to the Investment Grade Bond Fund

a.	Comment: Please revise the Fund’s 80% non-fundamental investment policy adopted pursuant to Rule 35d-1 under the 1940 Act (“Names Policy”) to clarify that net assets include borrowings for investment purposes.

Response: The Registrant has revised the disclosure as requested.

7. Comments Specific to the Macro Opportunities Fund

a.	Comment: Please confirm that investments in commodities should be included as a principal investment strategy.

Response: The Registrant confirms that the Fund may principally invest in commodities.

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8. Comments Specific to the Total Return Bond Fund

a.	Comment: Please confirm that the Fund’s Names Policy is appropriate in light of the fact that the Fund’s name uses the term “Bond” and the Fund’s Names Policy uses the phrase “debt instruments.”

Response: The Registrant believes that the Fund’s Names Policy is appropriate. Rule 35d-1(a)(2)(i) requires the Fund to adopt a policy to invest, under normal circumstances, at least 80% of the value of its assets (net assets, plus the amount of any borrowings for investment purposes) in the particular type of investments suggested by its name. The Registrant believes that “debt instruments” are the type of investments suggested by the Fund’s name. In the proposing release for Rule 35d-1, the SEC cited to the Letter to Registrants, SEC No-Action Letter (Feb. 25, 1994) (the “Generic Comment Letter”) and indicated that “a fund should describe in its prospectus what it considers to be a ‘bond’.”1 In the Generic Comment Letter, the SEC staff took the position that “a fund using the term ‘bond’ in its name satisfies the requirements of Section 35(d) of the 1940 Act…if it invests at least 65 percent of its total assets in debt instruments”2 (emphasis added). As the Fund invests at least 80% of its debt instruments, the Registrant believes that the Fund’s Names Policy is appropriate in light of the SEC’s guidance.

Comments Relating to the Statement of Additional Information (“SAI”)

9. Investment Methods and Risk Factors

a.	Comment: Item 16(b) requires that the SAI describe any investment strategies used by the Investment Manager in managing a Fund that are not principal strategies, and the risks of those strategies. In the “Investment Methods and Risk Factors” section, please remove those strategies that are considered principal, and the risks corresponding to those strategies, and place them in the Prospectus.

[1]	See Investment Company Names, SEC Release No. IC-22530 (Feb. 27, 1997) (the “Proposing Release”) at n.41.
[2]	Letter to Registrants at III.A (Emphasis added). The Registrant notes that, although Rule 35d-1 under the 1940 Act was adopted after the SEC staff stated its position in the Generic Comment Letter, the Registrant believes that the reference to the Generic Comment Letter in the Proposing Release indicates the SEC’s intent to allow investment companies that have the term “bond” in their names to define the term “bond” in the policies adopted pursuant to Rule 35d-1.

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Response: We believe that the current disclosure in the SAI is fully consistent with Form N-1A. The “Investment Methods and Risk Factors” section in the SAI notes that the section contains disclosure regarding both principal and non-principal strategies, and the risks corresponding to those strategies. The disclosure notes that any strategy (and corresponding risks) described, but not described in a Fund’s Prospectus, should not be considered a principal strategy or corresponding risk to such strategy. The SAI provides additional information regarding principal and non-principal strategies, and the risks corresponding to those strategies, but makes clear which strategies are considered principal and non-principal. Thus, we have not implemented any change in response to this comment.

10. Fundamental Policies

a.	Comment: In the interpretations to the fundamental investment policies, please discuss when a Fund may look to the person interpositioned between the lender and the Fund to be the issuer of the syndicated bank loan.

Response: As disclosed in the SAI, a Fund will consider all relevant factors, including: (i) the terms of the Loan Agreement and other relevant agreements; (ii) the credit quality of such lender or interpositioned person; (iii) general economic conditions applicable to such lender or interpositioned person; and (iv) other factors relating to the degree of credit risk, if any, of such lender or interpositioned person incurred by the Fund.

b.	Comment: In the interpretations to the fundamental investment policies, please disclose whether the Funds interpret the issuer for concentration purposes in the same manner as they treat the issuer for diversification purposes.

Response: The Registrant confirms that, as stated in the SAI, the Funds interpret the issuer for concentration purposes in the same manner as it treats the issuer for diversification purposes.

c.	Comment: Please confirm that the Funds take the position that privately-issued mortgage-backed securities (“Private MBS”) are part of an industry or group of industries for concentration purposes.

Response: The Registrant confirms that the Funds take the position that Private MBS are part of an industry or group of industries for concentration purposes.

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Please call Julien Bourgeois at Dechert LLP at 202.261.3451 with any questions or comments regarding this letter, or if he may assist you in any way.

Very truly yours,

/s/ Amy J. Lee

Amy J. Lee Secretary and Senior Vice President Security Investors, LLC

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